Exhibit 99

Media: Tom Robinson
816.556.2902

Investors: Todd Kobayashi
816.556.2312

FOR IMMEDIATE RELEASE

Great Plains Energy Announces Divestiture of R.S. Andrews Enterprises, Inc.

Kansas City, MO, July 1, 2003 - Great Plains Energy (NYSE: GXP) today announced the divestiture of its interest in residential services provider, R.S. Andrews Enterprises, Inc. for approximately $2 million and the assumption of certain liabilities. Under terms of the agreement, Great Plains Energy will repay R.S. Andrews'' debt of approximately $23 million and forgive about $4 million of inter-company debt.

In the second quarter of 2003, Great Plains Energy will record a net loss of approximately $7 million to $8 million or $0.10 to $0.11 per share on the divestiture pending the second quarter's results of R.S. Andrews' operations. In late 2004, Great Plains Energy will realize cash tax benefits on the divestiture of approximately $20 million.

Great Plains Energy's financial results in 2002 included an R.S. Andrews' loss of approximately $7 million, or $0.11 per share, including a $3 million write-down of goodwill associated with the implementation of the Statement of Financial Accounting Standards 142. In the first quarter of 2003, Great Plains Energy recognized an R.S. Andrews' loss of approximately $1 million or $0.02 per share.

Great Plains Energy (NYSE: GXP), headquartered in Kansas City, MO, is the holding company for three business units: Kansas City Power & Light Company, a leading regulated provider of electricity in the Midwest; Strategic Energy LLC, an energy management company providing electric load aggregation and power supply coordination; KLT Gas Inc., a subsidiary specializing in coal bed methane exploration and development. The Company's web site: www.greatplainsenergy.com.

CERTAIN FORWARD-LOOKING INFORMATION -- Statements made in this release that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the registrants are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in the regional, national and international markets; market perception of the energy industry and the Company; changes in business strategy, operations or development plans; state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry and constraints placed on the Company's actions by the Public Utility Holding Company Act of 1935; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air quality; financial market conditions including, but not limited to, changes in interest rates; ability to maintain current credit

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ratings; availability and cost of capital; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts; increased competition including, but not limited to, retail choice in the electric utility industry and the entry of new competitors; ability to carry out marketing and sales plans; weather conditions including weather-related damage; cost and availability of fuel; ability to achieve generation planning goals and the occurrence of unplanned generation outages; delays in the anticipated in-service dates of additional generating capacity; nuclear operations; ability to enter new markets successfully and capitalize on growth opportunities in non-regulated businesses; performance of projects undertaken by our non-regulated businesses and the success of efforts to invest in and develop new opportunities; and other risks and uncertainties. This list of factors is not all-inclusive because it is not possible to predict all factors.